February 1, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	InfoSonics Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed January 18, 2018

File No. 333-220525

Dear Ms. Ravitz:

On behalf of InfoSonics Corporation (the “Company”), I hereby submit this response to the oral comments discussed via telephone on January 29, 2018, between a member of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission and a representative of Perkins Coie LLP, counsel to the Company, relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”). Terms not defined herein have the meanings given to them in Amendment No. 2.

Treatment of Cooltech Capital Stock in the Merger

As noted by the Staff in recent oral comments to the Amendment No. 2, the Merger Agreement contemplates a bifurcated allocation among holders of Cooltech common stock of the Merger Consideration resulting in a non pro-rata distribution. See “Treatment of Cooltech Capital Stock in the Merger” on pages 17 and 76 of Amendment No. 2. We have been advised by Cooltech and its counsel that the non pro-rata allocation was the result of an agreement by the holders of Cooltech Stock that investors holding a minority interest consisting of 2,276,222 shares of Cooltech Stock purchased in a private placement during April to June 2017, would receive more shares of InfoSonics Common Stock upon closing of the Merger in order to effectively reduce the average purchase price paid in the private placement by such investors. Investors who purchased Cooltech Stock in the private placement, as a result of the bifurcated exchange ratio, will realize an effective purchase price of approximately $1.75 per share, as compared to approximately $2.05 per share.

In addition, Cooltech has informed us that it reviewed, with Nevada counsel, the legality of a non-pro rata adjustment of this nature. They have advised us that Nevada Revised Statutes (“NRS”) 92A.005 et seq., does not require equal treatment of all shareholders in a merger or similar transaction. Furthermore, according to Cooltech’s Nevada counsel, general contract principles would authorize an adjustment to allow consenting parties to approve a reduction of their received merger consideration for a non-pro rata payment, thus reducing the consideration the consenting party would receive, in order to permit other holders to receive increased consideration, which would also be appropriate under Nevada law. Nevada counsel states that Cohen v. Mirage Resorts, Inc., 62 P.3d 720 (Nev. 2003) is the leading case in Nevada involving the rights of dissenting shareholder to challenge the validity of corporate mergers.

Ms. Amanda Ravitz

February 1, 2018

According to such counsel, under NRS 92A.120(9), Amendment No. 2 must be approved by a majority of Cooltech shareholders since it altered the exchange ratio of the Merger Consideration. Additionally, the Merger Agreement contains a closing condition that requires majority approval of Cooltech shareholders. As a result, we are advised that, upon receipt of such majority approval, it is lawful under Nevada law to treat the stockholders of Cooltech differently with respect to their receipt of Merger Consideration

Therefore, we have been informed that if every Cooltech shareholder approves Amendment No. 2 (such approval will be sought but only majority approval is necessary under the Merger Agreement), and did so with notice of the new Merger Consideration exchange ratio, then the action would not be subject to challenge under Nevada law.

Lastly, we have been informed that all Cooltech shareholders, including all private placement holders and all non-private placement holders, after full disclosure of all terms of the Merger, are expected prior to the Closing to provide a consent in writing to the Merger Agreement, and to the specific allocation of the Merger Consideration set forth therein, as permitted by NRS 78.320. We have been informed that such consent will be legally binding on all shareholders who execute and will confirm the validity of the Merger Agreement under Nevada law.

Proxy Card

We will file an updated form proxy card with the final Registration Statement.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (858) 373-1675. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Vernon A. LoForti
Vernon A. LoForti